EXHIBIT 99

                        FORWARD-LOOKING INFORMATION

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Company's Form l0-K for the year ended December 31, 1998, the Company's 1998 Annual Report to Shareholders, any Form 10-Q or Form 8-K of the Company, or any other oral or written statements made by or on behalf of the Company, may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates,"
"expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes," and "scheduled" and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The actual results of the Company may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include but are not limited to, (a) the general political, economic and competitive conditions in the United States, Bermuda and the United Kingdom, and other markets where the Company operates; (b) changes in capital availability or costs, such as changes in interest rates; (c) market perceptions of the industry in which the Company operates, or security or insurance ratings; (d) government regulation; (e) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Securities and Exchange Commission, (f) possible disruptions from the Year 2000 problem, and the factors set forth below.

          COMPETITION; CYCLICALITY OF INSURANCE AND REINSURANCE BUSINESSES

          The business of providing risk management services and products to the workers' compensation and property and casualty insurance markets is highly competitive. The Company competes with other providers of alternative market services (including domestic and foreign insurance companies, reinsurers, insurance brokers, captive insurance companies, rent-a-captives, self-insurance plans, risk retention groups, state funds, assigned risk pools and other risk-financing mechanisms) and with providers of traditional insurance coverage. Many of the Company's competitors have significantly greater financial resources, longer operating histories, and better financial or insurance ratings and offer a broader line of insurance products than the Company. Factors affecting the traditional insurance and reinsurance industry influence the environment for alternative risk management services and products. Insurance market conditions historically have been subject to cyclicality and volatility due to premium rate competition, judicial trends, changes in the investment and interest rate environment, regulation and general economic conditions, causing many insurance buyers to search for more stable alternatives. The traditional insurance and reinsurance industry is in a protracted period of significant price competition, due in part to excess capacity in most lines of business. While some form of workers' compensation insurance is a statutory requirement in most states, the choices exercised by employers in response to the underwriting cycle in traditional insurance and reinsurance markets have had and will continue to have a material effect on the Company's results of operations. Although most of the Company's revenues are derived from fees and commissions rather than underwriting activities, a substantial portion of the Company's fees are calculated as a percentage of premium volume, and therefore the Company's fee revenues are directly and adversely affected by highly competitive market conditions. Additionally, changes in risk retention patterns by purchasers of insurance and reinsurance products could have an adverse effect upon the Company.

          DEPENDENCE ON RELATIONSHIPS WITH INDEPENDENT PRIMARY
          INSURANCE CARRIERS

          The Company's Managing General Agencies market insurance products and programs developed by the Company on behalf of insurers and reinsurers. The primary insurers are Clarendon National Insurance Company and its affiliates ("Clarendon") and Legion Insurance Company and its affiliates ("Legion"). In addition, the Company's insurance brokering and reinsurance brokering operations, Managing General Underwriters, and claims and loss control servicing operations provide additional business and services to Clarendon and Legion in respect of these products and other insurance and reinsurance policies. In 1998, fees received from Clarendon accounted for approximately 43% (1997 -- 51%) of the Company's total revenues, while fees received from Legion accounted for less than 10% (1997 -- same) of the Company's total revenues. Historically, the Company has had a good relationship with both Clarendon and Legion. There can be no assurance, however, that Clarendon or Legion will not institute changes which affect their relationships with the Company. The loss of business from Clarendon or Legion could have a material adverse effect on the Company's results of operations and financial conditions. Additionally, any decline in or disruption of Clarendon's or Legion's business could disrupt the Company's business and could have a material adverse effect on the Company's results of operations and financial condition.

          REINSURANCE CONSIDERATIONS; AVAILABILITY AND COSTS; CREDIT RISKS

          The Company relies upon the use of reinsurance agreements in its various programs to limit and manage the amount of risk retained by the Company or its customers, including insurance companies. The availability and cost of reinsurance may vary over time and is subject to prevailing market conditions. A lack of available reinsurance coverage could limit the Company's ability to continue certain of its insurance programs. In respect of the Company's own insurance operations, the lack of available reinsurance or increases in the cost of reinsurance could also increase the amount of risk retained by the Company. In addition, while the Company seeks to obtain reinsurance with coverage limits intended to be appropriate for the risk exposures assumed, there can be no assurance that losses experienced by the Company will be within the coverage limits of the Company's reinsurance agreements. The Company is also subject to credit risk as a result of its reinsurance arrangements, as the Company is not relieved of its liability to policyholders by ceding risk to its reinsurers. The Company is selective in regard to its reinsurers, placing reinsurance with only those reinsurers that it believes have strong balance sheets. The Company monitors the financial strength of its reinsurers on an ongoing basis. The insolvency, inability, or unwillingness of any of the reinsurers used by the Company to meet its obligations could have a material adverse effect on the results of operations and financial position of the Company. No assurance can be given regarding the future ability of any of the Company's reinsurers to meet their obligations. The establishment of provisions against reinsurance balances receivable is an inherently uncertain process and there can be no assurance that the ultimate provision will not materially increase or decrease. Although the Company has no reason to believe that its provision against reinsurance balances receivable are inadequate, it is possible that the Company will need to revise the provision significantly in the near term. In the event of such an increase or decrease, the amount would be reflected in the Company's income statement in the period in which the provision was adjusted.

          DEPENDENCE ON KEY PERSONNEL

          The Company's success depends to a substantial extent on the ability and experience of its executive officers. The loss of the services of one or more such persons could have a material adverse effect on the business of the Company and its future operations.

          POSSIBLE REVISIONS TO LOSS RESERVES

          To the extent its activities involve any retention of risk of loss, the Company maintains loss reserves to cover its estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred. Reserves are estimates involving actuarial and statistical projections at a given time of what the Company expects to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. To the extent that reserves prove to be inadequate in the future, the Company would have to increase such reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on the Company's results of operations and financial condition. The establishment of appropriate reserves is an inherently uncertain process and there can be no assurance that ultimate losses will not materially exceed the Company's loss reserves. The Company has limited historical claim loss experience to serve as a reliable basis for the estimation of ultimate claim losses. Although the Company has no reason to believe that its loss reserves are inadequate, it is possible that the Company will need to revise the estimate of claim losses significantly in the near term. In the event of such an increase, the amount, net of associated reinsurance recoveries, would be reflected in the Company's income statement in the period in which the reserves were increased.

          ADVERSE EFFECT OF LEGISLATION AND REGULATORY ACTIONS

          The Company conducts business in a number of states and foreign countries. Certain of the Company's subsidiaries are subject to comprehensive regulation and supervision by government agencies in the states and foreign jurisdictions in which they do business. The primary purpose of such regulation and supervision is to provide safeguards for policyholders rather than to protect the interests of shareholders. The laws of the various state jurisdictions establish supervisory agendas with broad administrative powers with respect to, among other things, licensing to transact business, licensing of agents, admittance of assets, regulating premium rates, approving policy forms, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, requiring participation in guarantee funds and shared market mechanisms, and restricting payment of dividends. Also, in response to perceived excessive cost or inadequacy of available insurance, states have from time-to-time created state insurance funds and assigned risk pools which compete directly, on a subsidized basis, with private providers such as the Company. Any such event, in a state in which the Company has substantial operations, could substantially affect the profitability of the Company's operations in such state, or cause the Company to change its marketing focus. State insurance regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations. It is impossible to predict the future impact of potential state, federal and foreign country regulations on the Company's operations, and there can be no assurance that future insurance-related laws and regulations, or the interpretation thereof, will not have an adverse effect on the operations of the Company's business.

          POSSIBLE ADVERSE IMPACT OF LICENSING PROCESS ON REALM NATIONAL

          The Company is in the process of seeking the regulatory approvals necessary to expand Realm National Insurance Company Limited's ("Realm National") business to include workers' compensation and other specialty casualty insurance lines in each of the states in which Realm National is currently licensed to offer other insurance products, and intends to license Realm National in substantially all of the remaining 50 states and the District of Columbia. The Company expects that as Realm National receives such approvals and licenses, the revenues to be generated by Realm National and its integration into the Company's existing businesses will become an important component of the Company's future earnings growth. However, no assurance can be given that Realm National will receive such approvals and licenses, or when such approvals and licenses will be granted if Realm National does receive them. A state may require as part of its licensing process that the insurer or its management have a certain period of experience (typically one to three years) in the lines of business for which a license is being sought. Although the Company's management has been involved in offering workers' compensation products and services for many years, Realm National's own experience in this line of business began for all material purposes after Realm National's acquisition by the Company in September 1996. Therefore, some states may determine that Realm National does not have the requisite experience to meet this requirement. In the absence of such experience, the insurance regulatory authority may delay issuing a license until such time as the experience is obtained. The failure to receive, or a delay in receiving, one or more of such approvals and licenses could have a material adverse impact on Realm National's ability to generate future earnings growth for the Company.

          TAXATION OF THE COMPANY AND CERTAIN OF ITS SUBSIDIARIES

          The Company and certain of its subsidiaries are incorporated outside the United States and, as foreign corporations, do not file United States tax returns. These entities believe that they operate in such a manner that they will not be subject to U.S. tax (other than U.S. excise tax on reinsurance premiums and withholding tax on certain investment income from U.S. sources) because they do not engage in business in the United States. There can be no assurance, however, that these entities will not become subject to U.S. tax because U.S. law does not provide definitive guidance as to the circumstances in which they would be considered to be doing business in the United States. If such entities are deemed to be engaged in business in the United States (and, if the Company were to qualify for benefits under the income tax treaty between the United States and Bermuda or the United States and the United Kingdom, such business would be attributable to a "permanent" establishment in the United States), the Company would be subject to U.S. tax at regular corporate rates on its income that is effectively connected with its U.S. business plus an additional 30% "branch profits" tax on income remaining after the regular tax.

          INTEREST RATE FLUCTUATIONS

          The Company maintains most of its cash in the form of short-term, fixed-income securities, the value of which is subject to fluctuation depending on changes in prevailing interest rates. The Company generally does not hedge its cash investments against interest rate risk. Accordingly, changes in interest rates may result in fluctuations in the income derived from the Company's cash investments.

          LEGAL PROCEEDINGS

          The Company is a party to certain legal proceedings. Although the Company does not believe, based on presently available information, that the outcome of these proceedings will have a material adverse effect on the Company's financial condition, the outcomes of legal proceedings are always subject to uncertainty.